FILM FINANCE AGREEMENT

THIS FILM FINANCE AGREEMENT (the "**Agreement**") is dated as indicated below and sets forth the understanding between **FINAL INTERVIEW FILM, LLC**, a California limited liability company (herein referred to as "**Company**") and [ENTITY NAME] (herein referred to as "**Financier**") in connection with the motion picture currently entitled, "***FINAL INTERVIEW***" (the "**Picture**"). Company and Financier shall herein each be referred to individually as "**Party**," and collectively as "**Parties**." For good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Parties agree as follows.

WHEREAS, Company is the copyright proprietor of the screenplay to be utilized as the basis of the Picture and Financier wishes to provide funds to Company for the purpose of Company producing and delivering the Picture for distribution;

WHEREAS, funds are being raised through Reg CF on Wefunder (the "Portal") and any interests being sold are not registered under the Securities Act;

WHEREAS, the Producer has engaged Wefunder crowdfunding portal (the "Portal"), which is registered with the Securities and Exchange Commission (the "SEC") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority, as the intermediary for the Offering;

WHEREAS, the Producer will pay the "Portal" a commission equal 7.5% of gross monies raised in the Offering, which is being conducted through the Portal's website at www.wefunder.com;

WHEREAS, raised funds through Wefunder (the "Portal") will be held through the "Portal" and any subscription not accepted can be returned through Wefunder;

WHEREAS, the Securities are being offered through the Portal in minimum increments of One Hundred Dollars ($100.00) for a target offering amount of Eighty Thousand Dollars ($80,000) (the "Target Amount") and a maximum offering amount of One Hundred and Twenty Four Thousand Dollars ($124,000) (the "Maximum Amount");

THEREFORE, in consideration of the terms, conditions, representations and warranties herein specified, and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Parties agree as herein specified.

1.   **FINANCIER FUNDS.** Financier agrees to provide Company with funds in the amount of $[AMOUNT] (the "**Financier Funds**"), which may be held by Company and utilized in its discretion to secure the services of personnel or for any other *bona-fide* pre-production and/or production expenses in connection with the Picture. Financier shall have no obligation to provide any amounts to Company, in connection with the Picture, other than the Financier Funds; Company is solely responsible for securing the difference between the amount of the Financier Funds and the budget of the Picture. Company may raise debt-financing in connection with pre-sales of the Picture, tax rebates and/or tax credits, and, Company shall have the right to increase or decrease the Budget in its sole discretion.

    A.   Investors that contribute to the first $50,000 of Investor Funds (the "**Early Bird Investor Funds**") to the offering contemplated by this Agreement (the "**Offering**") will be designated as ("**Early Bird Investors**").

    B.   Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met.

2.   FINANCING AND CLOSING:

A. Financier hereby agrees to make an investment in the Picture in the amount set forth on the signature page to this Agreement ("Financing Amount") and Financier shall provide the Financing Amount to Producer through the Portal.

B. Producer shall use its best professional efforts to produce and complete the Picture without exceeding the Production Budget.

C. Subject to Section 1(d), the closing of the sale and purchase of the Securities in exchange for the Financing Amount (the "Closing") shall take place through the Portal within five Business Days after the Offering campaign deadline specified in the Offering Statement (the "Offering Deadline").

D. The Closing is conditioned upon satisfaction of all the following conditions:

i.   Prior to the Offering Deadline, the Producer shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the Target Amount; and

ii. At the time of the Closing, the Producer shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Securities having an aggregate investment amount of at least the Target Amount.

E. The Financier understands that the Producer may terminate the Offering at any time. The Financier further understands that during and following termination of the Offering, the Producer may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

3.   DEFINITIONS.

A.   "**Equity Financiers**" are those person(s) or entities (including Financier) that have made contributions in cash (or commercially reasonable, 'in-kind' contributions) to the Budget of the Picture for the purpose of financing the production and delivery of the Picture to distributors (but specifically excluding the licensees/distributors of the Picture, sales agents, and/or person(s)/entities receiving bonuses or deferring salaries or fees).

B.   "**Gross Receipts**" is defined as any and all revenues, funds and receipts including without limitation, non-refundable advances received by or credited to Company or its collection agent (other than funds used for the production of the Picture) derived from the exploitation of the Picture in any and all media now known or hereinafter devised and related ancillary and subsidiary rights, including television, home video, and merchandising, worldwide in perpetuity (but excluding subsequent production rights such as sequels, remakes or other derivative productions, stage plays, etc.). Notwithstanding anything to the contrary contained in the foregoing, an advance received from a record company in connection with a soundtrack album from the Picture, if any, will be included in Gross Receipts, only to the extent that such advance is not required to pay for music or other production cost overages of the Picture. Tax credits, which are not utilized to finance the production of the Picture and/or recoup the negative cost, if any, shall be treated as Gross Receipts.

C. **"Adjusted Gross Proceeds"**

1. **"Adjusted Gross Proceeds"** (as defined in Paragraph 2 below) shall be allocated as follows:

    i. First, one hundred percent (100%) of Adjusted Gross Proceeds shall be paid to Early Bird Investor, Investor, and the Additional Equity Investors on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Early Bird Investor Funds, Investor Funds, and the Additional Equity Funds) and pari passu basis until such time, if ever, as the Early Bird Investor has received an amount equal to one hundred twenty five percent (125%) of Early Bird Investor Funds and the Investor has received an amount equal to one hundred twenty percent (120%) of the Investor Funds, and the Additional Equity Investors have received an amount equal to one hundred twenty percent (120%) of the Additional Equity Funds; and

    ii. following such time, if ever, as Early Bird Investor has recouped an amount equal to one hundred twenty five percent (125%) of the Early Bird Investor Funds and Investor has recouped an amount equal to one hundred twenty percent (120%) of Investor Funds and the Additional Equity Investors have recouped an amount equal to one hundred twenty percent (120%) of the Additional Equity Funds, then any remaining Adjusted Gross Proceeds shall be referred to as "**Net Profits**", and shall be paid as follows: (a) sixty percent (50%) to Company ("**Company's Net Profits**"); and (b) forty percent (50%), in the aggregate, to Early Bird Investors, Investors, and the Additional Equity Investors on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Early Bird Investor Funds, Investor Funds, the Additional Equity Funds and the Filmmaker Funds (as defined below)) and pari passu basis. All third-party participations in Net Profits (other than those payable to Additional Investors or those that constitute expenses as further described below) shall be borne out of Company's share of Net Profits.

        a) "Filmmaker Funds" is defined as all the additional funds required to produce and market the Picture in addition to Early Bird Investor Funds, Investor Funds, and the Additional Equity Funds, e.g. loans, advances, minimum guarantees, etc.

    iii. The 50% distribution split assumes that the Early Bird Investors, Investors, and Additional Investors contribute the entire budget of the Picture to the Company. To the extent that they contribute less than the entire budget, the 50% distribution split shall be adjusted on a pro rata basis.

2. "**Adjusted Gross Proceeds**" shall mean Gross Proceeds remaining after deduction of the following:

    i.   third party sales agent and producer representative fees and expenses;

    ii.   actual, third party, out of pocket amounts incurred by or on behalf of Company in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture;

    iii.   ongoing third party accounting costs and expenses actually incurred by or on behalf of Company in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs;

    iv.   actual, third party, out of pocket expenses incurred by or on behalf of Company in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints and digital storage of the Picture and any expenses incurred in connection with the copyrighting of the Picture);

    v.   actual, third party, out of pocket expenses incurred in connection with the existence and management of Company (e.g., taxes, accounting fees, filing fees, etc.);

    vi.   any residual and/or pension, health and welfare payments paid to unions, guilds, or their members in accordance with the agreements between Company and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture);

    vii.   any amounts required to be withheld by law

    viii.   payments pursuant to music licensing "step" deals which require additional payments based on the performance of the Picture;

    ix.   any actual, third party, out of pocket costs incurred by or on behalf of Company or its affiliates in connection with enforcement of Company's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses;

    x.   any amounts used to repay loans received in connection with the production of the Picture;

    xi.   any deferred compensation and bonuses (e.g., box office bonuses, award bonuses,) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture);

    xii.   any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and

xiii. any reasonable reserve amounts, as determined by Company in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months.

3. "**Net Profits**" of the Picture is defined as the balance remaining after the payment of all sums referred to in Section 2.3 above. Net Profits shall be allocated as follows: (i) fifty percent (50%) allocated to the Equity Financiers of the Picture ("**Financiers' Share of Net Profits**"); and (ii) fifty percent (50%) to the Company ("**Company Share of Net Profits**"). Net Profits is a "rolling" calculation that shall be adjusted on a continuing basis as additional receipts and expenses are incurred. For purposes of clarification, there shall be no cross-collateralization with any other projects of Company, no interest on overhead (or vice-versa); the same cost or expenses will not be deducted twice.

It is understood that Company makes no representations or warranties as to the amount of Gross Proceeds, if any, that Company will receive from the exploitation of the Picture.

4. **FINANCIER RECOUPMENT, PREMIUM & NET PROFITS.** Financier shall recoup the Financier Funds on a pro-rata, pari-passu basis with all other Equity Financiers until Financier has received an amount equal to the Financier Funds plus a premium of **TWENTY PERCENT** (20%) thereof. Financier shall also participate in Company's "Net Profits" as defined in Section 2.4, payable pari-passu with all other persons or entities participating in Net Profits in accordance therewith. Financier's pro-rata share of Net Profits is the ratio that the Financier Funds bears to the Budget of the Picture. For illustration purposes, a financier's share of Net Profits is calculated based on the following example: $50,000 (financier funds) divided by $3,500,000 (budget) = 1.4% of the Net Profits. Financier's pro-rata share of the Net Profits, determined in accordance with the following example (Financier Funds divided by the Budget of the Picture) shall be payable, if and when due, in accordance with Section 2.4 and the other terms of this Agreement

5. **AUTHORITY.** Company shall have sole authority and responsibility for the management of the production, post-production, delivery, and exploitation of the Picture. Company shall make all creative and business decisions regarding the Picture; all financing for the Picture may be allocated and spent by Company for the Picture in Company's sole discretion. Company shall have the right to grant security interests in and to all of Company's right, title and interest in and to any and all accounts, deposit accounts, equipment, general intangibles, inventory, investment property, letter of credit rights, copyrights, trademarks, patents, documents, fixtures, chattel paper, negotiable instruments and other negotiable collateral, supporting obligations in connection with the Picture, including, without limitation, all Company's right, title and interest in and to the Picture and any and all proceeds in connection therewith.

6. **AUDIT RIGHTS.** Financier, at its own expense, shall have the right to audit Company's accounting books and records with regard to the production and distribution of the Picture, provided that Financier provides Company with thirty (30) days prior written notice of an audit request. Financier may conduct an audit not more than once within a calendar year. Any such audit, (i) shall occur after Financier and Company enter into an agreement which contains confidentiality terms that appropriately protects Company's confidential and propriety information that Financier may become aware

during an audit; (ii)shall continue no more than forty-five (45) consecutive days, provided that Financier is given full, unrestricted access for all forty-five (45) days; (iii)shall be performed by a first-class and reputable firm of certified public accountants; (iv) shall be limited to an examination of the books of account which relate to the Picture; and, (v) shall be made during reasonable business hours in a location in which Company's accounting books and records are customarily maintained, as not to unreasonably interfere with Company's normal business activities. A true copy of any report(s) furnished to Financier shall concurrently be furnished to Company. Company's accounting books and records may not be audited more than once, unless Company thereafter materially modifies such book and records. If an audit reveals that Financier's share have been under-accounted by more than Ten Percent (10%) of the true amount then due, Company shall reimburse Financier for its actual direct, out-of-pocket costs of such audit. All information contained in Company's books and records of account shall be conclusive and binding unless Financier objects to Company within eighteen (18) months from the date of mailing of the respective accounting statement in which the information pertinent to the objection is first reflected. Financier expressly acknowledges that there is no fiduciary relationship between the Parties, and Financier waives any right to make a claim to the contrary.

7. **COPYRIGHT.** Company shall have ownership of all copyrights pertaining to the Picture throughout the world and any renewals and extensions thereof; said copyrights shall be secured and maintained in the name of Company.

8. **PICTURE SPECIFICATIONS.** Company agrees that the Picture as delivered shall be a feature motion picture with a running time between 75 and 120 minutes (including main and end titles). Company shall deliver to the distributor all materials required for distribution pursuant to such Agreement.

9. **WARRANTIES and REPRESENTATIONS; INTELLECTUAL PROPERTY.** Investor hereby warrants and represents to Company that Investor has the complete authority and power to enter into this Agreement. Investor acknowledges that it (or he/she) has received any and all material information related to the Picture, this investment, the entertainment industry, and how Company intends to generate revenue, and the expenses it expects to incur related hereto, and the risks of this investment, and Company has answered any and all questions Investor may have had; Investor acknowledges that it might not recoup part or all of its Investment. Investor acknowledges that all securities-related laws and regulations have been complied with by Company and its personnel, and Investor shall make no claim inconsistent with this acknowledgment. Investor acknowledges that it shall not be deemed as possessing or acquiring any interest in the copyright, trademark, or other rights in or to the Picture in any of its versions, including any works derived therefrom, or the titles, loglines, treatments, screenplays, characters, plot, dialogue, themes, visuals, 'world' or 'universe', or other elements of the foregoing. Nor shall Investor be deemed as acquiring any shares, membership units, or other ownership interest in Company as an entity, except by separate agreement (such as an LLC Operating Agreement) executed by Investor and Company's authorized signatory.

10. **NO LIABILITY.** For the avoidance of doubt, Company hereby affirms that the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Financier shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of acting as a financier of the Picture produced by Company

hereunder. The provisions of this Paragraph 11 will survive termination of this Agreement.

11.   **COMPANY'S REPRESENTATIONS, WARRANTIES, AND INDEMNITIES.**

A.   Company hereby represents and warrants that:

i.   Company has the full right, power and authority to enter into this Agreement, to grant the rights granted herein, and to perform and fulfill all of the obligations to be rendered and satisfied by it hereunder.

ii.   Company is a limited liability company validly incorporated and in good standing under the laws of the State of California.

iii.   Company will be responsible for all taxes (e.g., payroll taxes) and other amounts imposed by any governmental entity in connection with the production of the Picture.

iv.   All materials used in the Picture will be original to Company or in the public domain, or, with respect to third-party material (including all musical compositions and performances), Company will obtain, prior to delivery to distributors, all necessary rights, clearances and releases with respect to such third-party material included in the Picture.

v.   Except as may be specified herein, Company has not made or assumed, and will not hereafter make or assume, any commitment, agreement or obligation that will or might be reasonably expected to conflict with or impair Financier's complete enjoyment of the rights and privileges granted to it hereunder.

vi.   The Picture will be produced in compliance with all applicable laws, rules, regulations, treaties and collective bargaining agreements.

vii.   The Picture's financing is, and shall be, in full compliance with all applicable laws, rules, regulations, and treaties, including without limitation, applicable securities laws, tax laws and the United States Foreign Corrupt Practices Act.

viii. Neither the Picture, nor any element thereof, will infringe upon any copyright (whether statutory or common law), or any other right, including any rights of privacy, publicity or the right against defamation, of any person, firm or corporation.

B.   Company shall indemnify, defend (at Financier's election), and hold harmless Financier, its officers, partners, agents, employees, affiliates and licensees, from and against any and all claims, damages, liabilities, costs and expenses, including reasonable outside attorneys' fees and disbursements, arising out of any breach of any representation, warranty, covenant or agreement made by Company herein and/or arising in connection with the financing, development, production and exploitation of the Picture and not subject to Financier's indemnity. The provisions of this Paragraph 11 will survive termination of this Agreement.

12.   **PUBLICITY.** Financier shall not authorize, circulate, publish or otherwise disseminate news articles and other publicity relating to this Agreement and/or the Picture without Company's prior written approval, except that Financier may make incidental, non-derogatory reference to the Picture in personal publicity after the Picture's initial press release.

13.   **ASSIGNMENT.** No Party to this Agreement shall sell, assign or transfer any of its rights or obligations under this Agreement, without the prior written consent of the other Party, except to any parent, subsidiary, affiliate or company that succeeds to substantially all assets of such Party and assumes all executory obligations in writing; however, Financier shall have the right to assign its right to receive income hereunder to another party with notification to Company thereof, in writing.

14.   **GOVERNING LAW; ARBITRATION.** This Agreement shall be construed in accordance with and governed by the laws of the State of California. The Parties agree to accept service of process outside their respective jurisdictions in any matter submitted to any such tribunal pursuant hereto. The Parties agree to accept service of process outside their respective jurisdictions in any matter submitted to any such tribunal pursuant hereto. The Parties agree that any controversy, claim or dispute arising out of or relating to this Agreement and/or the interpretation, performance or breach thereof shall be resolved by final and binding arbitration before a sole arbitrator in accordance with the JAMS Arbitration Rules and Procedures ("**JAMS**") in effect at the time the request for arbitration is made (the "Arbitration Rules"). The arbitration shall be conducted in Los Angeles, California before a single neutral arbitrator chosen from the list of mediators maintained by JAMS and shall either be a retired Superior Court judge or an attorney with substantial experience involving employment law and the entertainment industry. The arbitrator may award the prevailing Party his or her expenses and fees of arbitration, including the arbitrator's expenses and fees, reasonable attorney's fees and witness fees, in such proportion as the arbitrator decides.

15.   **WAIVER OF INJUNCTIVE RELIEF.** Financier shall not be entitled to seek or obtain any injunctive relief with respect to the distribution of the Picture by reason of any alleged default or breach by Company, its assignees, licensees or sub-licensees, Financier's sole remedy being an action at law for an accounting or damages.

16.   **NOTICES.** All notices hereunder may be given in writing by delivery service (e.g., Federal Express, UPS), or, by electronic means such as email, as indicated below. The date of personal or electronic delivery in the jurisdiction of receipt (with receipt verification) shall be deemed to be the date of service. Otherwise, the date of seven (7) business days after placing any such notice in the U.S. Mail shall be deemed the date of service.

To Company: Final Interview Film LLC, 5252 Coldwater Canyon Ave #216 Van Nuys, CA 91401
Attn. Gabriel Oliva, Manager
Email: gabrieloliva77@gmail.com

To Financier:

17. **MISCELLANEOUS.**

   A. This Agreement is not for the benefit of any third party and shall not be deemed to give any right or remedy to any third party, whether or not referred to herein.

   B. This paragraph and other headings contained in this Agreement, are for reference purposes only, and shall not be deemed to be a part of this Agreement or to affect the meaning or interpretation hereof. This Agreement shall be interpreted without prejudice to the drafting Party.

   C. Each Party hereto shall keep and retain in the strictest confidence and shall not disclose to any third party any of the terms of this Agreement, except to their respective attorneys, as required by law or to enforce its rights hereunder; provided that Company and Financier may disclose the terms of this Agreement to other financiers, potential distributors, and other professionals utilized by Company to arrange for the financing, production and distribution of the Picture.

   D. FINANCIER ACKNOWLEDGES AND AGREES THAT COMPANY HAS ADVISED AND RECOMMENDED THAT FINANCIER OBTAIN INDEPENDENT LEGAL AND TAX ADVICE REGARDING THE TERMS AND CONDITIONS OF THIS AGREEMENT AND THE INVESTING BY FINANCIER OF FINANCIER'S FUNDS

   E. In the event of a conflict between any provision of this Agreement and any statute, law, or regulation, such statute, law or regulation shall prevail; provided, however, that in such event, the provision of this Agreement so affected shall be curtailed and limited only to the minimum extent necessary to permit compliance with the minimum requirement; no other provision of this Agreement shall be affected thereby and all other provisions of this Agreement shall continue in full force and effect.

   F. Any Party, at any time, shall waive any rights hereunder resulting from any breach by the other Party of any of the provisions of this Agreement, such waiver is not to be construed as a continuing waiver of other breaches of the same or other provisions hereof.

   G. Implementation of any remedies referred to herein shall not be construed as a waiver of any other rights and remedies to which such Party is entitled under this Agreement.

   H. This Agreement shall inure solely to the benefit of and shall be binding upon the Parties hereto and their respective successors, legal representatives and assigns, and no other person shall have or be construed to have any equitable right, remedy or claim under or in respect of or by virtue of this Agreement or any provision contained herein.

I. This Agreement may be executed in counterparts and digitally signed and/or transmitted electronically or by facsimile; each such counterpart executed shall constitute an original and when taken together shall constitute one and the same agreement.

J. The Parties agree to execute any other documents, agreements, instruments or certificates and take any other action reasonably necessary in order to implement the terms and intent of this Agreement.

K. This Agreement, including Exhibit A, which are attached hereto and incorporated herein by this reference, set forth the entire understanding of the Parties regarding its subject matter and may not be amended except by a written instrument signed by both Parties.

ACCEPTED AND AGREED AS OF [EFFECTIVE DATE] :

"Company"	"Financier"
FINAL INTERVIEW FILM LLC	[ENTITY NAME]

Founder Signature
_____

By Gabriel Oliva
Managing Member and Authorized Signatory

Investor Signature
_____

By: [INVESTOR NAME]

EXHIBIT A
RISK FACTORS

The business of Company is to finance, produce and exploit the Picture, and any and all ancillary rights therein held by Company, and: (i) in such ventures the risk of loss is high in comparison with the prospects for any profit, and therefore investment in Company is suitable only for those investors who do not require liquidity in their investment; (ii) the production of the Picture by Company is an entirely new and speculative venture and it is impossible to project or predict whether the investment will result in a gain or loss to the investors, and therefore **ANY POTENTIAL FINANCIER SHOULD NOT INVEST IN THE PICTURE UNLESS SUCH FINANCIER IS PREPARED FOR THE POSSIBILITY OF TOTAL LOSS OF THE INVESTMENT**; (iii) the success of a film in theatrical distribution, television, home video and other ancillary markets is dependent upon public taste which is unpredictable and susceptible to change; (iv) the success of a film may also be significantly affected by the number and popularity of other films being distributed, therefore, the success of a motion picture is impossible to predict and absolutely no assumptions should be made respecting the ultimate economic results which may be realized by the Picture; and (v) in addition to the foregoing, the risks of an investment in the Company include, without limitation, the following:

(a) **Speculative Nature of the Business.** The business of the production and exploitation of motion pictures is highly speculative and has historically involved substantial risks. The costs to produce a motion picture are often miscalculated and may be increased by factors beyond the control of its producer, resulting in an inability to complete production, which would result in abandonment of the project and a total loss of all funds provided therefor. The ultimate profitability of any motion picture depends upon its audience appeal in relation to its cost of production and distribution. Audience appeal, in turn, depends upon unpredictable critical reviews and fluctuating public taste, among other things, which cannot be readily ascertained in advance. Based upon available information, a majority of completed motion pictures fail to generate sufficient revenues to recover cost of production and distribution. Accordingly, there can be no assurance that Company will exploit the Picture so as to enable Financier to recoup all or any portion of the investment or to yield a profit on the Investment. Furthermore, until the completion of post-production and the sale of the Picture to a distributor, it is unlikely that Company will derive any revenues from the Picture. In addition, Company cannot predict the timing or amount of revenues, if any, it may derive from the exploitation of the Picture.

(b) **Risks of Motion Picture Production**. There are significant risks involved in the production of any motion picture, many of which may materially delay completion of the Picture or make completion impossible. If the Picture is not completed, no revenues will be derived from the Picture. Such risks include, but are not limited to, production costs exceeding available funds, labor disputes, death or disability of key talent or other key personnel, equipment difficulties, destruction of completed film negatives or unanticipated adverse weather conditions. The occurrence of any such event may cause delays and increase production costs and may have a material adverse effect upon the investment. These or similar events are beyond the control of Company. To the extent that contributions to the capital of Company are insufficient to cover all production costs of the Picture, all such contributions may be lost.

(c) **Competition.** Company intends to engage in a highly competitive business and therefore, an investment contains a high degree of risk. Competition is encountered in different phases of the production and exploitation of a motion picture. In the production phase of the Picture, competition may have a material effect on the employment and cost of personnel. After the completion of its production, the Picture will, upon its distribution, compete with other motion pictures and, indirectly, with other forms of public entertainment. Such competition in

the phases of the production and exploitation of the Picture may have a material adverse impact on the investor's investment. Many companies involved in the production and exploitation of motion pictures have, from time to time, encountered financial difficulties, which reflect the highly competitive character of, and adverse development in, the motion picture industry as well as the unpredictability of public reaction to motion pictures.

(d)   **Lack of Diversification.** Company is formed solely for the purpose of developing, producing and exploiting the Picture. Therefore, the financial performance of Company is solely dependent upon the success of its Picture. In addition, the financial performance of the investment in Company is dependent upon the ability of Company to complete the Picture in a timely and cost-effective manner, the ability of Company to obtain successful theatrical distribution of the Picture and the ultimate audience appeal of the Picture if and when completed.

(e)   **Risk of Motion Picture Distribution.** Distribution of films requires specialized marketing expertise and considerable financial resources. Company will be dependent on a distributor for this marketing expertise and for providing funds for prints and advertising. Without the participation of a distributor, there is little likelihood that significant revenues from any source will be realized. The participation of a distributor does not, however, guarantee that the distribution will be successful or that substantial revenues will be realized therefrom.

(f)   **Changes in the Film Industry**. Technological developments have resulted in the availability of alternative distribution mediums for film entertainment, including expanded pay and cable television and videocassettes, DVDs and digital technologies including digital 'on demand' films. These alternative distribution mediums typically have different revenue allocation arrangements from one another, and such allocation arrangements often vary over time. In recent years, revenue from licensing of films to network television have decreased, revenues from pay television initially increased substantially, then leveled and have recently begun to fall, and revenues from videocassettes and DVDs and digital platforms have become limited to a small group of major titles. Generally, however, the level of theatrical success remains a critical factor in generating revenues in these ancillary markets.

(g)   **Management.** Other than as set forth in the Agreement, Financier will not have a right to participate in the management of the business of the Company. Accordingly, no prospective investor should invest unless he or she is willing to entrust all aspects of management to Company. Company shall have the right and power to, among other things, abandon the Picture at any time for any reason.

(h)   **Income Tax Consequences.** Company has not been structured to provide tax benefits to investors, and an investment in Company should not be based on the expectation that tax benefits will accrue therefrom.